UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

May 2014 Up 14.0 % Year over Year

Mexico City, June 4, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for May 2014 increased by 14.0% when compared to May 2013.

This announcement reflects comparisons between May 1 through May 31, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2013	May 2014	% Change
Cancún	409,037	481,707	17.8
Cozumel	6,432	7,091	10.2
Huatulco	33,578	33,683	0.3
Mérida	94,795	109,153	15.1
Minatitlán	12,464	19,701	58.1
Oaxaca	35,016	37,027	5.7
Tapachula	11,645	11,428	(1.9)
Veracruz	77,333	99,950	29.2
Villahermosa	79,976	84,891	6.1
Total Domestic	760,276	884,631	16.4

International
Airport	May 2013	May 2014	% Change
Cancún	856,424	960,431	12.1
Cozumel	26,392	31,870	20.8
Huatulco	3,242	2,250	(30.6)
Mérida	7,438	7,979	7.3
Minatitlán	691	791	14.5
Oaxaca	4,242	4,348	2.5
Tapachula	560	927	65.5
Veracruz	7,615	7,585	(0.4)
Villahermosa	4,652	5,485	17.9
Total International	911,256	1,021,666	12.1

ASUR Page 1 of 2

Total
Airport	May 2013	May 2014	% Change
Cancún	1,265,461	1,442,138	14.0
Cozumel	32,824	38,961	18.7
Huatulco	36,820	35,933	(2.4)
Mérida	102,233	117,132	14.6
Minatitlán	13,155	20,492	55.8
Oaxaca	39,258	41,375	5.4
Tapachula	12,205	12,355	1.2
Veracruz	84,948	107,535	26.6
Villahermosa	84,628	90,376	6.8
ASUR Total	1,671,532	1,906,297	14.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 4, 2014